Exhibit 2.3

AMENDMENT NO. 1 TO

BYLAWS

OF

CaliberCos Inc. (the “Corporation”)

Section 4 of ARTICLE VII of the Bylaws of the Corporation adopted by the Corporation on June 7, 2018 is hereby amended and restated in its entirety to read as follows:

Section 4.      Forum Selection.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this bylaw. Notwithstanding the foregoing, this exclusive forum provision shall not apply to actions arising under either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, this Amendment No. 1 to the Bylaws of the Corporation is hereby executed as of this 17th day of September, 2019.

CALIBERCOS INC., a Delaware corporation

By:	/s/ John C. Loeffler, II
John C. Loeffler, II, Chief Executive Officer